Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Successor		Predecessor
	Year Ended December 31, 2010	July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Years Ended December 31,
				2008	2007	2006
Income (loss) from continuing operations before income taxes and equity income	$5,737	$(5,283)	$107,776 (a)	$(29,471)	$(6,346)	$(5,743)

Fixed charges included in income (loss) from continuing operations
Interest and related charges on debt	1,155	707	5,444	2,659	3,399	17,029
Portion of rentals deemed to be interest	171	72	104	264	230	346
Interest capitalized in period	62	26	28	244	24	44

Total fixed charges included in income (loss) from continuing operations	1,388	805	5,576	3,167	3,653	17,419

Amortization of capitalized interest	1	—	46	77	48	51
Equity (income) loss of Ally Financial, Inc.	—	—	(1,380)	6,183	1,245	5
Dividends from nonconsolidated affiliates	1,171	422	112	440	693	366
Interest capitalized	(62)	(26)	(28)	(244)	(24)	(44)

Earnings (losses) available for fixed charges	$8,235	$(4,082)	$112,102	$(19,848)	$(731)	$12,054

Fixed charges included in income (loss) from continuing operations	$1,388	$805	$5,576	$3,167	$3,653	$17,419

Preferred dividends
Dividends on Series A and Series B Preferred Stock	$1,504	$131	$—	$—	$—	$—

Preferred dividends grossed up to a pre-income tax basis	$1,703	$162	$—	$—	$—	$—

Combined fixed charges and preferred dividends	$3,091	$967	$5,576	$3,167	$3,653	$17,419

Ratios of earnings to fixed charges	5.93		20.10			0.69

Ratio of earnings to combined fixed charges and preferred stock dividends	2.66		20.10			0.69

(a)	Earnings for the period January 1, 2009 through July 9, 2009 include Reorganization gains, net of $128.2 billion.

Earnings for the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, and 2007 were inadequate to cover fixed charges. Additional earnings of $5.0 billion, $23.0 billion and $4.4 billion for the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008 and 2007 would have been necessary to bring ratios for these periods to 1.0.